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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

XATA CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
983882 30 9
(CUSIP Number)
HOWARD S. ZEPRUN
CHIEF ADMINISTRATIVE OFFICER AND GENERAL COUNSEL
TRIDENT CAPITAL, INC.
505 HAMILTON AVENUE
PALO ALTO, CA 94301
TELEPHONE: (650) 289-4400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
JUNE 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	983882 30 9

1	NAMES OF REPORTING PERSONS: Trident Capital Management-V, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544011

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		6,005,341 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,005,341 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,005,341 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Comprised of (a) 1,851,025 shares of Series B Preferred Stock, (b) 1,269,036 shares of Series C Preferred Stock, (c) 1,566,580 shares of Series D Preferred Stock, (d) warrants exercisable for an aggregate of 1,296,200 shares of Common Stock, (e) options exercisable for an aggregate of 15,000 shares of Common Stock, and (f) 7,500 shares of restricted Common Stock. Each share of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock (together, the “Preferred Stock”) is convertible into one share of Common Stock. The options and shares of Common Stock are held by Trident Capital Management-V, L.L.C. and the shares of Preferred Stock are held by Trident Capital Fund-V, L.P., Trident Capital Fund V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P. (collectively, the “Delaware Trident Entities”), and Trident Capital Parallel Fund-V, C.V. (“TCPV”). Trident Capital Management-V, L.L.C. is the sole general partner of each of the Trident Delaware Entities and the sole investment partner of TCPV.

CUSIP No.	983882 30 9

1	NAMES OF REPORTING PERSONS: Trident Capital Fund-V, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544013

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		5,360,134 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,360,134 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,360,134 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

38.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(2) Comprised of (a) 1,658,217 shares of Series B Preferred Stock, (b) 1,136,849 shares of Series C Preferred Stock, (c) 1,403,400 shares of Series D Preferred Stock, and (d) warrants exercisable for an aggregate of 1,161,668 shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

CUSIP No.	983882 30 9

1	NAMES OF REPORTING PERSONS: Trident Capital Fund-V Affiliates Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544015

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		31,126 (3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		31,126 (3)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

31,126 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(3) Comprised of (a) 9,637 shares of Series B Preferred Stock, (b) 6,607 shares of Series C Preferred Stock, (c) 8,156 shares of Series D Preferred Stock, and (d) warrants exercisable for an aggregate of 6,726 shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

CUSIP No.	983882 30 9

1	NAMES OF REPORTING PERSONS: Trident Capital Fund-V Affiliates Fund (Q), L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544014

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		29,699 (4)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		29,699 (4)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

29,699 (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(4) Comprised of (a) 9,195 shares of Series B Preferred Stock, (b) 6,305 shares of Series C Preferred Stock, (c) 7,783 shares of Series D Preferred Stock, and (d) warrants exercisable for an aggregate of 6,416 shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

CUSIP No.	983882 30 9

1	NAMES OF REPORTING PERSONS: Trident Capital Fund-V Principals Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544016

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		155,008 (5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		155,008 (5)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

155,008 (5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(5) Comprised of (a) 47,995 shares of Series B Preferred Stock, (b) 32,905 shares of Series C Preferred Stock, (c) 40,620 shares of Series D Preferred Stock, and (d) warrants exercisable for an aggregate of 33,488 shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

CUSIP No.	983882 30 9

1	NAMES OF REPORTING PERSONS: Trident Capital Parallel Fund-V, C.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0566626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		406,874 (6)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		406,874 (6)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

406,874 (6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(5) Comprised of (a) 125,981 shares of Series B Preferred Stock, (b) 86,370 shares of Series C Preferred Stock, (c) 106,621 shares of Series D Preferred Stock, and (d) warrants exercisable for an aggregate of 87,902 shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

Item 1. Security and Issuer
This Amendment No. 3 amends and supplements that Statement on Schedule 13D (the “Statement”) filed by the parties on December 18, 2003, as amended and supplemented by Amendment No. 1 filed by the parties on September 21, 2005 and Amendment No. 2 filed by the parties on March 23, 2007, respectively, with respect to the common stock, par value $0.01 per share (“Common Stock”) of Xata Corporation, a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 151 E. Cliff Road, Suite 10, Burnsville, MN 55337. The Common Stock is quoted on the NASDAQ Capital Market under the symbol “XATA”.
Item 2. Identity and Background
The entities filing this statement are Trident Capital Management-V, L.L.C. (“TCMV”), Trident Capital Fund-V, L.P. (“TCV”), Trident Capital Fund-V Affiliates Fund, L.P. (“TCVA”), Trident Capital Fund-V Affiliates Fund (Q), L.P. (“TCVAQ”), Trident Capital Fund-V Principals Fund, L.P. (“TCVP”) and Trident Capital Parallel Fund-V, C.V. (“TCPV,” and together with TCV, TCVA, TCVAQ and TCVP, the “Trident Entities”). TCMV serves as the sole general partner of TCV, TCVA, TCVAQ and TCVP and as the sole investment general partner of TCPV. TCV, TCVA, TCVAQ and TCVP are Delaware limited partnerships whose principal business is investing in various companies. TCPV, whose principal business is also investing in various companies, was organized under the laws of the Netherlands. The principal office of the Trident Entities is located at 505 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.
During the last five years, neither the Trident Entities nor, to the best knowledge of the Trident Entities, any managing director of TCMV, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The Trident Entities purchased (a) an aggregate of 1,566,580 shares (the “Series D Shares”) of Series D Preferred Stock of the Issuer, no stated par value (the “Series D Preferred Stock”) from the Issuer in a private transaction on June 19, 2007 for a total purchase price of $6,000,001.40 and (b) warrants to acquire an aggregate of 469,974 shares of Common Stock for a total purchase price of $58,746.75. The Series D Shares are immediately convertible into an aggregate of 1,566,580 shares of Common Stock. The Trident Entities funded these purchases from working capital. None of the funds used for the purchase consisted of funds or other consideration borrowed.
Item 4. Purpose of Transaction
The Trident Entities acquired the Issuer’s securities for investment purposes.
Subject to applicable legal requirements, the Trident Entities may purchase additional securities of the Issuer from time to time in open market or in private transactions, depending on their evaluation of Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning Issuer, the reaction of Issuer to the Trident Entities’ ownership of the Issuer’s securities, other opportunities available to the Trident Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Trident Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the Trident Entities reserves the right to increase or decrease its or his holdings on such terms and at such times as each may decide.
Other than as described in this Item 4, the Trident Entities do not have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of June 19, 2007. Percentages are based on 8,496,861 shares of Common Stock reported outstanding as of May 3, 2007 on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the Securities and Exchange Commission on May 11, 2007:

Ownership/Power	TCMV (1)	TCV (2)	TCVA (3)	TCVAQ (4)	TCVP (5)	TCPV (6)
Beneficial Ownership (7)	6,005,341	5,360,134	31,126	29,699	155,008	406,874
Percentage of Class	41.4%	38.7%	Less than 1%	Less than 1%	1.8%	4.6%
Sole Voting Power	6,005,341	5,360,134	31,126	29,699	155,008	406,874
Shared Voting Power	0	0	0	0	0	0
Sole Dispositive Power	6,005,341	5,360,134	31,126	29,699	155,008	406,874
Shared Dispositive Power	0	0	0	0	0	0

(1)	Consists of options to purchase 15,000 shares of Common Stock, 7,500 shares of restricted Common Stock, and the shares beneficially owned by TCV, TCVA, TCVAQ, TCVP and TCPV. See notes (2) through (7) to this table. TCMV is the sole general partner of each of TCV, TCVA, TCVAQ, and TCVP, and the sole investment partner of TCPV.

(2)	Comprised of (a) 1,658,217 shares of Series B Preferred Stock, (b) 1,136,849 shares of Series C Preferred Stock, (c) 1,403,400 shares of Series D Preferred Stock, and (d) warrants exercisable for an aggregate of 1,161,668 shares of Common Stock.

(3)	Comprised of (a) 9,637 shares of Series B Preferred Stock, (b) 6,607 shares of Series C Preferred Stock, (c) 8,156 shares of Series D Preferred Stock, and (d) warrants exercisable for an aggregate of 6,726 shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

(4)	Comprised of (a) 9,195 shares of Series B Preferred Stock, (b) 6,305 shares of Series C Preferred Stock, (c) 7,783 shares of Series D Preferred Stock, and (d) warrants exercisable for an aggregate of 6,416 shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

(5)	Comprised of (a) 47,995 shares of Series B Preferred Stock, (b) 32,905 shares of Series C Preferred Stock, (c) 40,620 shares of Series D Preferred Stock, and (d) warrants exercisable for an aggregate of 33,488 shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

(6)	Comprised of (a) 125,981 shares of Series B Preferred Stock, (b) 86,370 shares of Series C Preferred Stock, (c) 106,621 shares of Series D Preferred Stock, and (d) warrants exercisable for an aggregate of 87,902 shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

(7)	Each share of Preferred Stock is convertible into one share of Common Stock as of June 19, 2007.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On December 6, 2003, the Issuer entered into a Common Stock Warrant and Series B Preferred Stock Purchase Agreement (the “2003 Stock Purchase Agreement”) with the Trident Entities. On September 7, 2005, the Issuer entered into a Common Stock Warrant and Series C Preferred Stock Purchase Agreement (the “2005 Stock Purchase Agreement”) with the Trident Entities. On June 18, 2007, the Issuer entered into a Common Stock Warrant and Series D Preferred Stock Purchase Agreement (the “2007 Stock Purchase Agreement,” and together with the 2003 Stock Purchase Agreement and the 2005 Stock Purchase Agreement, the “Stock Purchase Agreements”) with the Trident Entities.

Under the 2003 Stock Purchase Agreement, the Trident Entities purchased 1,612,903 shares of Series B Preferred Stock (the “Series B Preferred Stock”) for $4,096,774, or $2.54 per share. The price per share of the Series B Preferred Stock and the conversion price at which the Series B Preferred Stock converts into Common Stock were equal to the “market value” of the Common Stock (as defined in the rules of the Nasdaq Stock Market) on the date of execution of the 2003 Stock Purchase Agreement.
Under the 2005 Stock Purchase Agreement, the Trident Entities purchased 1,269,036 shares of Series C Preferred Stock (the “Series C Preferred Stock,” and together with the Series B Preferred Stock, the “Preferred Stock”) for $5,000,001.84, or $3.94 per share. The price per share of the Series C Preferred Stock and the conversion price at which the Series C Preferred Stock converts into Common Stock were equal to the “market value” of the Common Stock (as defined in the rules of the Nasdaq Stock Market) on the date of execution of the 2005 Stock Purchase Agreement.
Under the 2007 Stock Purchase Agreement, the Trident Entities purchased 1,566,580 shares of Series D Preferred Stock (the “Series D Preferred Stock,” and together with the Series B Preferred Stock and Series C Preferred Stock, the “Preferred Stock”) for $6,000,001.40, or $3.83 per share. The price per share of the Series D Preferred Stock and the conversion price at which the Series D Preferred Stock converts into Common Stock were equal to the “market value” of the Common Stock (as defined in the rules of the Nasdaq Stock Market) on the date of execution of the 2007 Stock Purchase Agreement.
Each share of Preferred Stock is convertible into one share of the Issuer’s Common Stock.
The Series B Preferred Stock pays an annual cumulative dividend of 4% of the original issue price (payable, at the option of the holders, in additional shares of Preferred Stock rather than cash). The Preferred Stock has a non-participating preferred liquidation right equal to the original issue price plus accrued unpaid dividends, with the liquidation rights of the Series B Preferred Stock being senior to those of the Series C Preferred Stock and the Series D Preferred Stock. The Preferred Stock is redeemable by the Issuer, after five (5) years from the original issuance of the respective shares of Preferred Stock, at the original issue price plus accrued unpaid dividends, if the market value of the Common Stock is at least three (3) times the then effective conversion price for a specified period. The Issuer is required to redeem the Preferred Stock in certain events described therein, including default on debt, significant adverse judgments in litigation, bankruptcy, or a Change in Control (as defined in Section 4(D) of the Certificate of Designation pertaining to the Series B Preferred Stock). So long at least 325,000 shares of the Issuer’s Series B Preferred Stock remain outstanding, the holders of Series B Preferred Stock are entitled to vote as a class to elect two (2) members of the Issuer’s Board of Directors.
Pursuant to the 2003 Stock Purchase Agreement, the Issuer issued to the Trident Entities 5-year warrants to purchase an aggregate of 451,226 shares of the Issuer’s Common Stock at an exercise price of $3.17 per share for an aggregate purchase price of $56,403. Pursuant to the 2005 Stock Purchase Agreement, the Issuer issued to the Trident Entities 5-year warrants to purchase an aggregate of 375,000 shares of the Issuer’s Common Stock at an exercise price of $3.94 per share for an aggregate purchase price of $46,875. Pursuant to the 2007 Stock Purchase Agreement, the Issuer issued to the Trident Entities 5-year warrants to purchase an aggregate of 469,974 shares of the Issuer’s Common Stock at an exercise price of $3.83 per share for an aggregate purchase price of $58,746.75. These warrants permit cashless exercise.
The Trident Entities have been advised by the Issuer that the Issuer will use the cash proceeds from the sale of the Series D Shares and the related warrants for working capital and general corporate purposes.
Ancillary agreements include (a) indemnification agreements for the Trident Entities and their representatives on the Board (see below), (b) a voting agreement between the Trident Entities and each of John Deere Special Technologies Group, Inc. and William P. Flies (each a major shareholder), which includes a right of first refusal, and (c) an investor rights agreement between the Issuer and the Trident entities.
Under the terms of the voting agreement, if the Trident Entities are no longer able to elect two (2) members of the Issuer’s Board of Directors as provided in the Certificate of Designation, so long as the Trident Entities hold at least 800,000 common stock equivalents, the parties to the voting agreement agree to vote all shares of capital stock held by them for the election of designees of the Trident Entities as follows: (a) if the authorized size of the Issuer’s Board of Directors is at least eight members, then the Trident Entities may designate two persons for the election of directors; and (b) if the authorized size of the Issuer’s Board of Directors is seven or fewer members, then the Trident Entities may designate one person for the election of directors and all parties agree to vote for a second member who is nominated by the Trident entities, acceptable to a majority of the remaining members of the Board of Directors, an industry representative, and not affiliated with the Issuer. The voting agreement also provides that the Issuer will not take any action to increase the authorized number of shares of

Series B Preferred Stock or Series C Preferred Stock without the written consent of holders of at least 60% of the Series B Preferred Stock or Series C Preferred Stock, as applicable. Additionally, subject to certain limitations, the voting agreement provides that the Issuer will use its best efforts to cause its Board of Directors to appoint at least one of the Trident Entities’ designees to Board of Directors to each of the committees of the Board of Directors.
Under the investor rights agreement, the Trident Entities have a right of first refusal on certain issuances of stock of the Issuer, certain rights to financial information, and certain inspection rights. The Issuer has also agreed that it will not, without first obtaining the approval of holders of a majority in interest of the shares held by the Trident Entities, (a) enter into transactions with the Issuer’s affiliates except upon terms that are at least as favorable to the Issuer as could be obtained in a transaction with unaffiliated or disinterested parties; (b) create or issue any class or series of stock or other securities convertible into equity securities having any right, preference or privilege senior to or on a parity with the Series B Preferred Stock; (c) adversely change the rights of, or increase the authorized number of shares of, the Preferred Stock; (d) enter into any bankruptcy filing, liquidation, assignment for the benefit of creditors, or similar event; (e) redeem, repurchase, pay or declare dividends or make any distribution on capital stock other than the Preferred Stock; or (f) subject to certain limitations and exceptions, issue or sell, or be deemed to have issued or sold, Common Stock for an effective price less than the fair market value of the Common Stock, unless at the time of the action the Trident Entities and their affiliates hold less than a requisite number of shares of the Issuer’s capital stock. The Issuer also has agreed to limit, in certain circumstances, the terms of registration rights granted after the date of the 2005 Stock Purchase Agreement. The Issuer further agreed to consult, in good faith, with the Trident Entities on matters relating to termination or selection of the Issuer’s president or chief executive officer and to maintain director and officer liability insurance in amount not less than $3,000,000, unless the Trident Entities consent to a lower amount.
In addition, pursuant to the 2003 Stock Purchase Agreement and 2005 Stock Purchase Agreement, the Issuer filed Registration Statements on Form S-3 to register the resale, from time to time, of the Common Stock to be issued pursuant to conversion of the Series B Preferred Stock and Series C Preferred Stock and exercise of the warrants issued pursuant to the 2003 Stock Purchase Agreement and 2005 Stock Purchase Agreement, and a reasonable estimate of any Common Stock to be issued as dividends on the Series B Preferred Stock. Pursuant to the 2007 Stock Purchase Agreement, the Issuer has agreed to file a Registration Statement on Form S-3 to register the resale, from time to time, of the Common Stock to be issued pursuant to conversion of the Series D Preferred Stock and exercise of the warrants issued pursuant to the 2007 Stock Purchase Agreement.
Pursuant to the terms of the 2003 Stock Purchase Agreement, Trident named two representatives, Christopher P. Marshall and Robert C. McCormack, Jr., to the Issuer’s Board of Directors.
Item 7. Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Statement
4.1:	Investors Rights Agreement*
4.2:	Form of Warrant*
10.1:	Common Stock Warrant and Series D Preferred Stock Purchase Agreement*

*	Filed as an exhibit to the Issuer’s Current Report on Form 8-K on June 22, 2007 and incorporated herein by reference.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Trident Capital Fund-V, L.P.
Trident Capital Fund-V Affiliates Fund, L.P.
Trident Capital Fund-V Affiliates Fund (Q), L.P.
Trident Capital Fund-V Principals Fund, L.P.

Executed on behalf of the foregoing funds by the undersigned as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as the sole general partner of each such fund, and on behalf of Trident Capital Management-V, L.L.C.:

June 25, 2007 Date

/s/ Christopher P. Marshall Signature

Christopher P. Marshall, Managing Director Name/Title

Trident Capital Parallel Fund-V, C.V.

Executed on behalf of Trident Capital Parallel Fund-V, C.V. by the undersigned as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as its sole investment partner:

June 25, 2007 Date

/s/ Christopher P. Marshall Signature

Christopher Marshall, Managing Director Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Xata Corporation is filed on behalf of each of the undersigned.
Dated: June 25, 2007

Trident Capital Fund-V, L.P.
Trident Capital Fund-V Affiliates Fund, L.P.
Trident Capital Fund-V Affiliates Fund (Q), L.P.
Trident Capital Fund-V Principals Fund, L.P.

Executed on behalf of the foregoing funds by the undersigned as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as the sole general partner of each such fund, and on behalf of Trident Capital Management-V, L.L.C.:

/s/ Christopher P. Marshall Signature

Christopher P. Marshall, Managing Director Name/Title

Trident Capital Parallel Fund-V, C.V.

Executed on behalf of Trident Capital Parallel Fund-V, C.V. by the undersigned as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as its sole investment partner:

/s/ Christopher P. Marshall Signature

Christopher P. Marshall, Managing Director Name/Title